UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

NGL Energy Partners LP

(Name of Issuer)

Common units representing limited partnership interests

(Title of Class of Securities)

62913M107

(CUSIP Number)

Candice L. Cheeseman

General Counsel and Secretary

Two Warren Place

6120 S. Yale Avenue, Suite 700

Tulsa, OK 74136-4216

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62913M107	Page 2 of 7

1	NAMES OF REPORTING PERSONS SemGroup Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,652,568
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 7,652,568
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,652,568
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

2

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the original Schedule 13D filed by the undersigned on November 14, 2011, as amended by Amendment No. 1 thereto filed by the undersigned on September 13, 2012 (as amended, the “Original 13D”). This Amendment No. 2 amends the Original 13D as specifically set forth herein. This Amendment No. 2 relates to common units (“Common Units”) representing limited partner interests in NGL Energy Partners LP (the “Issuer”).

Item 2.	Identity and Background

Item 2 of the Original 13D is hereby amended and restated as below:

This Amendment No. 2 is filed by SemGroup Corporation, a Delaware corporation (“SemGroup”), a midstream service company providing the energy industry the means to move products from the wellhead to the wholesale marketplace. SemGroup provides diversified services for end-users and consumers of crude oil, natural gas, natural gas liquids, refined products and asphalt. Services include purchasing, selling, processing, transporting, terminalling and storing energy.

SemGroup is a New York Stock Exchange (“NYSE”) listed company, whose common stock trades on the NYSE under the symbol “SEMG”.

The principal business and office address of SemGroup is Two Warren Place, 6120 S. Yale Avenue, Suite 700, Tulsa, OK 74136-4216.

The name and present principal occupation of each director and executive officer of SemGroup (together with SemGroup, the “Covered Persons”) are set forth below. All executive officers and directors listed are United States citizens.

Name	Principal Occupation
Carlin G. Conner*	SemGroup Director, President and Chief Executive Officer
John F. Chlebowski*	SemGroup Chairman of the Board of Directors and Director
Ronald A. Ballschmiede(1)	SemGroup Director and Executive Vice President and Chief Financial Officer of Chicago Bridge & Iron Co. N.V., an engineering, procurement and construction company that focuses on the energy and natural resource industry
Sarah M. Barpoulis(2)	SemGroup Director and provides asset management and advisory services to the merchant energy sector through Interim Energy Solutions, LLC
Karl F. Kurz*	SemGroup Director
Thomas R. McDaniel*	SemGroup Director
James H. Lytal*	SemGroup Director
Robert N. Fitzgerald*	SemGroup Senior Vice President and Chief Financial Officer
Candice L. Cheeseman*	SemGroup General Counsel and Secretary
Timothy R. O’Sullivan*	SemGroup Vice President, Corporate Planning and Strategic Initiatives
Peter L. Schwiering*	SemGroup Vice President

*	The business address of each such person is c/o SemGroup Corporation, Two Warren Place, 6120 S. Yale Avenue, Suite 700, Tulsa, OK 74136-4216.
(1)	His business address is One CB&I Plaza, 2103 Research Forest Drive, The Woodlands, TX 77380-2624.
(2)	Her business address is 9828 Wilden Lane, Potomac, MD 20854-2055.

(d) During the last five years, none of the Covered Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Covered Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original 13D is hereby amended to add the following:

On August 5, 2014, SemGroup agreed to sell 1,480,841 Common Units to UBS Securities LLC (“UBS”) pursuant to a Secondary Block Trade Agreement (the “SBT Agreement”). The purchase price for such Common Units was $42.21 per Common Unit, for a total consideration of $62,506,299. Pursuant to the SBT Agreement, (i) UBS received all dividends, distributions and other benefits attaching to such Common Units from and after August 5, 2014 and (ii) the closing date of the transactions contemplated by the SBT Agreement was August 6, 2014.

The description of the SBT Agreement is qualified in its entirety by reference to the full text of the agreement, which is filed as Exhibit 1 to this Amendment No. 2, and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original 13D is hereby amended and restated as below:

(a)(b)(e) The information contained on the cover page and in Items 2 and 3 of this Amendment No. 2 is incorporated herein by reference.

SemGroup is the beneficial owner of the number and percentage of Common Units stated in rows (11) and (13) on the cover page hereto and has sole voting power and dispositive power over such Common Units.

On the Original 13D, the Common Units owned were reported as jointly owned by SemGroup and its wholly owned subsidiaries, SemStream, L.P. (“SemStream”) and SemOperating G.P., L.L.C. (“SemOperating”), because until June 6, 2013, SemStream directly owned the Common Units and SemOperating is SemStream’s general partner. On June 6, 2013, SemStream transferred ownership of the Common Units to SemGroup.

Karl F. Kurz is the beneficial owner of 1,332 Common Units, which represents 0.0% of the Common Units outstanding, and he has sole voting power and dispositive power over such Common Units.

The ownership percentages included in this Amendment No. 2 for SemGroup and Karl F. Kurz are based on 83,565,394 Common Units outstanding as of August 4, 2014 (per the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 11, 2014). Outstanding units do not include 5,919,346 subordinated units of Issuer issued and outstanding, of which the Covered Persons own none.

Neither the filing of this Amendment No. 2 nor any of its contents shall be deemed to constitute an admission by any of the Covered Persons (other than by SemGroup and Karl F. Kurz, solely with respect to the Common Units owned by them, respectively) that they are the beneficial owner of any of the Common Units referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Covered Person (other than by SemGroup and Karl F. Kurz, solely with respect to the Common Units owned by them, respectively) except to the extent of such Covered Person’s pecuniary interest, if any, in the Common Units.

(c) Except as described above, the Covered Persons have not engaged in any transactions in any equity securities of the Issuer during the past 60 days.

(d) Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1	Secondary Block Trade Agreement dated as of August 5, 2014, between SemGroup Corporation and UBS Securities LLC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2014

SEMGROUP CORPORATION

By:	/s/ Robert N. Fitzgerald
Name:	Robert N. Fitzgerald
Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

1	Secondary Block Trade Agreement dated as of August 5, 2014, between SemGroup Corporation and UBS Securities LLC.